Clarkwestern Dietrich Building Systems, LLC

Consolidated Financial Statements as of
March 31, 2026 and 2025 and for the Fiscal
Years Ended March 31, 2026, 2025, and 2024,
and Independent Auditor’s Report

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

TABLE OF CONTENTS

Page
INDEPENDENT AUDITOR’S REPORT	1–2
CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND 2025 AND FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024:
Balance Sheets	3
Statements of Income and Comprehensive Income	4
Statements of Members’ Equity	5
Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7–19

Deloitte & Touche LLP 50 W 5th Street Suite 200 Cincinnati, OH 45202-3789 USA Tel: +1 513 784 7100 Fax: +1 513 784 7201 www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Management Committee of Clarkwestern Dietrich Building Systems, LLC:

Opinion

We have audited the consolidated financial statements of Clarkwestern Dietrich Building Systems, LLC and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of March 31, 2026 and 2025, and the related consolidated statements of income and comprehensive income, members' equity, and cash flows for the fiscal years ended March 31, 2026, 2025 and 2024 and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the fiscal years ended March 31, 2026, 2025 and 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, because of the extensive transactions with related parties, the financial statements may not be indicative of the financial position that would have existed or the results of operations that would have been achieved if the Company had operated without such affiliations. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/Deloitte & Touche LLP

May 13, 2026

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND 2025

	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,198,686	$12,270,091
Accounts receivable:
Trade—Net of allowances	127,466,442	173,039,218
Other	2,339,050	4,114,451
Notes receivable from MIFA	36,266,954	31,230,184
Inventories	170,927,199	170,868,379
Prepaid expenses	4,901,099	2,825,364

Total current assets	360,099,430	394,347,687

EQUITY METHOD INVESTMENTS	17,847,039	6,713,611

PROPERTY, PLANT, AND EQUIPMENT—Net	117,565,747	101,728,387

OPERATING LEASE RIGHT-OF-USE ASSETS	41,065,360	40,684,339

GOODWILL	18,531,768	18,531,768

OTHER INTANGIBLE ASSETS—Net	8,822,064	11,396,458

OTHER ASSETS	1,735,476	7,262,364

TOTAL ASSETS	$565,666,884	$580,664,614

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$77,150,075	$78,640,776
Accounts payable—MISA and its affiliates	5,760,150	3,771,886
Accrued rebates	30,700,608	32,557,389
Accrued liabilities	27,571,996	31,418,664
Accrued distributions to members—Worthington	1,684,508	-
Accrued distributions to members—CWBS-MISA, Inc.	5,053,524	-
Operating lease liabilities	11,352,979	10,307,755

Total current liabilities	159,273,840	156,696,470

Long-term operating lease liabilities	30,768,954	31,717,204
Other long-term liabilities	7,269,637	8,350,776

Total liabilities	197,312,431	196,764,450

COMMITMENTS AND CONTINGENCIES (Note 5)

MEMBERS’ EQUITY:
Members’ capital	218,160,618	218,160,618
Retained earnings	150,193,835	165,739,546

Total members’ equity	368,354,453	383,900,164

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$565,666,884	$580,664,614

See accompanying notes to consolidated financial statements.

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024

	2026	2025	2024

NET SALES	$1,167,134,878	$1,185,969,408	$1,343,952,585

COSTS AND EXPENSES:
Cost of sales	970,886,947	944,350,437	982,729,663
Selling and administrative expenses	94,392,992	88,011,303	90,278,450
Loss on disposal of assets	106,945	137,469	659,722

Total costs and expenses	1,065,386,884	1,032,499,209	1,073,667,835

INCOME FROM OPERATIONS	101,747,994	153,470,199	270,284,750

OTHER INCOME (EXPENSES):
Equity in income from equity method
investments	2,670,273	3,984,976	942,507
Other income	2,392,698	3,711,411	5,204,352
Other expenses	(363,235)	(83,879)	(855,875)

Total other income	4,699,736	7,612,508	5,290,984

INCOME BEFORE INCOME TAXES	106,447,730	161,082,707	275,575,734

INCOME TAX EXPENSE FOR
STRUCTA WIRE CORP.	(83,082)	(1,380,284)	(1,847,255)

NET INCOME	$106,364,648	$159,702,423	$273,728,479

OTHER COMPREHENSIVE INCOME:
Net income	$106,364,648	$159,702,423	$273,728,479
Foreign currency translation adjustments	-	-	262,331

COMPREHENSIVE INCOME	$106,364,648	$159,702,423	$273,990,810

See accompanying notes to consolidated financial statements.

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

			Accumulated
			Other	Total
	Members’	Retained	Comprehensive	Members’
	Capital	Earnings	Income (Loss)	Equity

BALANCE—March 31, 2023	$218,160,618	$314,225,552	$(262,331)	$532,123,839

Net income	-	273,728,479	-	273,728,479

Foreign currency translation adjustments	-	-	262,331	262,331

Distributions to members—dividends	-	(432,701,794)	-	(432,701,794)

BALANCE—March 31, 2024	218,160,618	155,252,237	-	373,412,855

Net income	-	159,702,423	-	159,702,423

Distributions to members—dividends	-	(149,215,114)	-	(149,215,114)

BALANCE—March 31, 2025	218,160,618	165,739,546	-	383,900,164

Net income	-	106,364,648	-	106,364,648

Distributions to members—dividends	-	(121,910,359)	-	(121,910,359)

BALANCE—March 31, 2026	$218,160,618	$150,193,835	$-	$368,354,453

See accompanying notes to consolidated financial statements.

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024

	2026	2025	2024

OPERATING ACTIVITIES:
Net income	$106,364,648	$159,702,423	$273,728,479
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	18,696,595	15,678,720	15,499,399
Noncash lease expense	10,889,473	9,895,503	9,062,425
Loss on disposal of assets	106,946	137,469	659,722
Equity in income from equity method investments	(2,670,273)	(3,984,976)	(942,507)
Bad debt expense	103,895	211,209	(28,969)
Changes in fair value of contingent consideration	90,756	(149,220)	457,422
Cash paid for contingent consideration	-	-	(45,149)
Changes in assets and liabilities:
Trade accounts receivable	45,468,881	21,513,781	8,890,038
Other receivables	1,775,401	(1,245,420)	987,788
Inventories	(58,820)	18,938,037	(22,505,784)
Prepaid expenses	(2,075,735)	(173,616)	169,550
Other assets	1,526,888	(705,924)	359,759
Accounts payable	(1,617,448)	(750,988)	39,733,954
Accrued liabilities and other long-term liabilities	(6,245,273)	(5,276,670)	(1,018,350)
Accrued contingent consideration payable	(540,245)	(541,412)	-
Accounts payable—MISA and its affiliates	1,988,264	(439,135)	1,208,638
Operating lease liabilities	(11,173,520)	(10,441,115)	(9,388,653)

Net cash provided by operating activities	162,630,433	202,368,666	316,827,762

INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(31,782,707)	(25,419,755)	(18,912,479)
Collection (issuance) of notes receivable from (to) MISA—net	-	-	121,361,758
Collection (issuance) of notes receivable from (to) MIFA—net	(5,036,770)	788,601	(32,018,785)
Investment in equity securities	(5,300,000)	(4,000,000)	-
Dividends received from equity method investments	836,845	-	-
Acquisition of Studs Unlimited	-	(6,549,624)	-
Proceeds from the sale of property, plant, and equipment	27,476	6,764	23,465

Net cash (used in) provided by investing activities	(41,255,156)	(35,174,014)	70,453,959

FINANCING ACTIVITIES:
Dividends paid to members	(115,172,327)	(187,186,975)	(394,729,933)
Principal payments of finance lease obligations	(274,355)	(243,238)	(231,267)
Cash paid for contingent consideration	-	-	(504,985)
Borrowings from line of credit	-	-	4,986,065
Repayments of line of credit	-	-	(4,986,065)

Net cash used in financing activities	(115,446,682)	(187,430,213)	(395,466,185)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	-	-	262,331

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,928,595	(20,235,561)	(7,922,133)

CASH AND CASH EQUIVALENTS—Beginning of year	12,270,091	32,505,652	40,427,785

CASH AND CASH EQUIVALENTS—End of year	$18,198,686	$12,270,091	$32,505,652

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest—including $35,830, $25,719, and $5,822, respectively,
from finance leases	$154,832	$55,245	$36,102

Cash paid for Structa Wire Corp.’s income taxes	$1,925,015	$2,222,980	$1,471,444

Cash paid for operating lease obligations	$12,777,769	$11,737,814	$11,016,566

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:
Operating right-of-use assets obtained in exchange for operating lease liabilities	$11,270,494	$5,698,594	$4,591,268

Financing right-of-use assets obtained in exchange for financing lease liabilities	$508,045	$871,154	$-

Recording of Structa Wire’s purchase price allocation (Note 3)	$-	$-	$4,394,738

Capital expenditures in accounts payable	$898,945	$772,198	$457,249

Capital expenditures in accrued liabilities and other long-term liabilities	$647,034	$970,550	$1,294,067

Accrued distributions to members	$6,738,032	$-	$37,971,861

See accompanying notes to consolidated financial statements.

CLARKWESTERN DIETRICH BUILDING SYSTEMS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE FISCAL YEARS ENDED MARCH 31, 2026, 2025, AND 2024

1.
NATURE OF BUSINESS

Clarkwestern Dietrich Building Systems, LLC (the Company) is a manufacturer and supplier of light gauge steel framing products in the United States of America and Canada. The Company manufactures a full line of drywall studs and accessories, structural studs and joists, metal lath and accessories, and shaft wall studs and track used primarily in residential and commercial construction. The Company operates 15 manufacturing facilities, one each in Connecticut, Georgia, Illinois, Maryland, Missouri, Oklahoma, and British Columbia and two each in California, Florida, Ohio, and Texas.

The members of the Company are CWBS‑MISA, Inc., a wholly owned subsidiary of Marubeni‑Itochu Steel America Inc. (MISA) and Worthington CDBS Holding, LLC, an indirect subsidiary of Worthington Enterprises, Inc., formerly known as Worthington Industries, Inc., (Worthington). On March 1, 2011, Clarkwestern Building Systems, Inc. and Worthington, two independent entities, entered into a noncash transaction whereby certain assets and liabilities of Clarkwestern Building Systems, Inc., that constituted a business, and Dietrich Industries, Inc., a wholly owned subsidiary of Worthington that has since dissolved into Worthington, were contributed to form the Company to improve the competitive market position and operating efficiency. Clarkwestern Building Systems, Inc. and Worthington obtained a 75 percent and 25 percent ownership interest, respectively. On April 1, 2015, Clarkwestern Building Systems, Inc., the majority member of the Company, merged into MISA Metals, Inc., and MISA Metals, Inc. was renamed CWBS‑MISA, Inc.

The Company’s fiscal year is the twelve‑month period ending on March 31st. The accompanying consolidated balance sheets are as of March 31, 2026 and 2025 and the accompanying consolidated statements of income and comprehensive income, members’ equity, and cash flows are for the fiscal years ended March 31, 2026, 2025, and 2024 (2026, 2025, and 2024, respectively).

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements reflect the accounts of Clarkwestern Dietrich Building Systems, LLC and its wholly owned subsidiaries as of March 31, 2026 and 2025 and for the fiscal years ended March 31, 2026, 2025, and 2024. The Company is the 100 percent owner of ClarkDietrich Research LLC, ClarkDietrich Engineering Services, LLC, ClarkDietrich Engineering Design Inc., and Structa Wire Corp. All intercompany transactions and balances have been eliminated in consolidation.

Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments, consist primarily of trade accounts receivable. In the normal course of business, the Company extends credit, generally on an unsecured basis, to various customers in industries where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in the economy or other conditions and may, accordingly impact the Company’s overall credit risk. However, the Company’s management believes that trade accounts receivable are well diversified, thereby reducing the potential of material credit risk, and that the allowance for credit losses is adequate to absorb estimated probable losses as of March 31, 2026 and 2025.

Customers of the Company are primarily located in the United States of America. Approximately 83 percent, 85 percent, and 82 percent of sales were to customers in the commercial building distributors industry for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Approximately 24 percent and 23 percent of trade accounts receivable were from two customers in the commercial building distributors industry as of March 31, 2026. Approximately 29 percent, 15 percent, and 15 percent of trade accounts receivable were from three customers in the commercial building distributors industry as of March 31, 2025. Approximately 21 percent, 20 percent, and 18 percent of sales were to three customers for the fiscal year ended March 31, 2026. Approximately 21 percent, 18 percent, and 17 percent of sales were to three customers for the fiscal year ended March 31, 2025. Approximately 22 percent, 17 percent, and 16 percent of sales were to three customers for the fiscal year ended March 31, 2024.

Cash and Cash Equivalents—Cash and cash equivalents include cash in banks and investment instruments that are highly liquid in nature and have maturities of three months or less from their acquisition date. Cash and cash equivalents are stated at cost, which approximates fair value. The Company maintains cash balances in bank accounts, which frequently and substantially exceed the amounts insured by the United States of America’s Federal Deposit Insurance Corporation of $250,000 or, as applicable, the Canada Deposit Insurance Corporation of $100,000 in Canadian dollars. Although the Company bears risk on amounts in excess of these limits, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Receivables—Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short‑term basis; thus, trade receivables do not bear interest. Receivables are reviewed on an ongoing basis to ensure they are properly valued and collectible. This is accomplished through two contra‑receivable accounts: returns and allowance reserve and allowance for credit losses. The returns and allowance reserve is used to record estimates of returns or other allowances resulting from quality, delivery, discounts, or other issues affecting the value of receivables. This account is estimated based upon historical trends and current market conditions with the offset to net sales.

The allowance for credit losses is used to record the estimated risk of loss related to customers’ inability to pay. This allowance is maintained at a level that the Company considers appropriate based on factors that affect collectability, such as the financial health of a customer, historical trends of charge‑offs and recoveries, and current economic and market conditions. As the Company monitors the receivables, the Company identifies customers that may have payment problems, and adjusts the allowance accordingly, with the offset to selling and administrative expenses. Account balances are charged off against the allowance when recovery is considered remote.

While the Company believes the allowances are adequate, changes in economic conditions, the financial health of customers, and bankruptcy settlements could impact the Company’s future earnings. If the economic environment and market conditions deteriorate, particularly in the construction market, additional reserves may be required. Allowance for credit losses was approximately $769,000 and $964,000 as of March 31, 2026 and 2025, respectively. The trade accounts receivable also includes a reserve for cash discounts and a reserve for returns and allowances of approximately $2,185,000 and $2,840,000 as of March 31, 2026 and 2025, respectively.

Inventories—Inventories are stated at the lower of cost or net realizable value, based on specific cost or by using a weighted average cost. Inventories as of March 31, 2026 and 2025 consisted of the following:

	2026	2025

Raw materials	$107,378,092	$105,933,947
Work in process	34,203,366	31,948,020
Finished goods	29,345,741	32,986,412

Total	$170,927,199	$170,868,379

The Company periodically reviews the inventory quantities on hand, considering assumptions such as current and future demand and market conditions and records reserves to reduce the carrying value of inventories to their net realizable value.

Property, Plant, and Equipment—Property, plant, and equipment are recorded at cost or the fair value at the date of acquisition and depreciated over their estimated useful lives on a straight‑line basis. Depreciation of right‑of‑use finance lease assets and leasehold improvements is provided over the shorter of the lease term or the life of the property on a straight‑line basis. Depreciation expense was approximately $16,122,000, $13,007,000, and $12,372,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

As of March 31, 2026 and 2025, property, plant, and equipment consisted of the following:

	2026	2025

Land	$2,737,126	$2,737,126
Land improvements	7,632,589	7,063,231
Building	27,219,426	17,711,428
Machinery and equipment	200,216,907	177,148,149
Right-of-use finance lease assets for equipment	2,953,532	2,445,487
Computer equipment	8,803,972	8,988,804
Furniture and fixtures	7,473,067	6,409,266
Leasehold improvements	21,067,359	17,514,669
Internal use software	2,947,132	2,117,284
Construction in progress	25,786,355	37,175,872

Total property, plant, and equipment at cost	306,837,465	279,311,316

Less accumulated depreciation	(189,271,718)	(177,582,929)

Property, plant, and equipment—net	$117,565,747	$101,728,387

The estimated useful lives of the assets are as follows:

Land improvements	10 years
Buildings	31 years
Machinery and equipment	2–10 years
Right-of-use finance lease assets for equipment	3-4 years, the shorter of useful life or lease term
Computer equipment	3–10 years
Furniture and fixtures	5 years
Leasehold improvements	5-10 years, the shorter of useful life or lease term
Internal use software	5 years

The Company evaluates the carrying values of long‑lived assets for impairment by assessing recoverability based on forecasted operating cash flows on an undiscounted basis in accordance with the FASB’s ASC 360, Property, Plant, and Equipment. For the fiscal years ended March 31, 2026, 2025, and 2024, the Company determined no impairment existed.

Leases—The Company leases certain properties and buildings (manufacturing facilities and office space) and equipment under various arrangements which provide the right to use the underlying asset and require lease payments for the lease term. The Company’s lease portfolio consists mainly of operating leases which expire at various dates through the fiscal year ending March 31, 2036 and finance leases which expire at various dates through the fiscal year ending March 31, 2030. Many of the property and building lease agreements obligate the Company to pay real estate taxes, insurance and certain maintenance costs (hereinafter referred to as nonlease components). The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Leases with an initial term of 12 months or less are not recorded on the balance sheet. All other leases are recorded on the balance sheet with right‑of‑use (ROU) assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate based on the information available at lease commencement date. The Company elected the practical expedient to not separate lease and nonlease components for all classes of assets. For leases which contain increases in lease payments based on subsequent changes to the Consumer Price Index, the Consumer Price Index rate as of the commencement date is the rate that was used to compute the initial ROU assets and related lease liabilities. Any subsequent increases to the lease payments are expensed when incurred as variable lease expense.

Equity Method Investments—The investments included a 50 percent non‑controlling interests in Structa Wire Corp, until August 31, 2022, and CDH Custom Roll Form, LLC (the Investments) and are carried at cost, adjusted for the Company’s proportionate share of their undistributed earnings or losses, plus any amortization of basis difference (see Note 3), if applicable. If the fair value of the Investments is below their carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings as an impairment. No impairments were recognized for the Investments for the fiscal years ended March 31, 2026, 2025, and 2024. Equity in income from the equity method investments for the fiscal years ended March 31, 2026, 2025, and 2024 was $2,670,273, $3,984,976, and $942,507, respectively, and recorded in other income in the accompanying consolidated statements of income and comprehensive income. For additional information regarding the equity method investments, refer to Note 3 to these consolidated financial statements.

Goodwill—Goodwill represents costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in business combinations. In accordance with the FASB’s ASC 350, Intangibles—Goodwill and Other, goodwill is tested for impairment on an annual basis. When the fair value of a reporting unit falls below its carrying amount, an impairment charge is recorded for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair value of a reporting unit is established using a discounted cash flow method. For the fiscal years ended March 31, 2026, 2025, and 2024, the Company performed its annual impairment analysis and determined there was no impairment at such time.

The following table shows the change in goodwill for the fiscal years ended March 31, 2026, 2025, and 2024:

	2026	2025	2024
Balance at Beginning of year - April 1	$18,531,768	$18,531,768	$16,716,702

Acquisition of Studs Unlimited	-	-	1,815,066

Balance—March 31	$18,531,768	$18,531,768	$18,531,768

Other Intangible Assets Subject to Amortization—In accordance with the FASB’s ASC 350, an intangible asset that is subject to amortization shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment existed for the fiscal years ended March 31, 2026, 2025, and 2024.

The gross carrying values of other intangible assets, along with the related accumulated amortization and useful lives of the intangible assets subject to amortization, as of March 31, 2026 and 2025, are as follows:

	Weighted-
	Average	Gross
	Amortizable	Carrying	Accumulated	Net
2026	Life	Amount	Amortization	Intangibles

Trade name	8 years	$5,590,724	$(4,764,415)	$826,309
Customer relationships	18 years	14,722,153	(8,617,994)	6,104,159
Non-compete covenant	4 years	106,350	(92,842)	13,508
Intellectual property	14 years	7,485,754	(5,607,666)	1,878,088

Total		$27,904,981	$(19,082,917)	$8,822,064

	Weighted-
	Average	Gross
	Amortizable	Carrying	Accumulated	Net
2025	Life	Amount	Amortization	Intangibles

Trade name	8 years	$5,590,724	$(4,425,152)	$1,165,572
Customer relationships	18 years	14,722,153	(7,000,910)	7,721,243
Non-compete covenant	4 years	106,350	(75,648)	30,702
Intellectual property	14 years	7,485,754	(5,006,813)	2,478,941

Total		$27,904,981	$(16,508,523)	$11,396,458

The Company’s other intangible assets are being amortized over their respective useful lives under accelerated methods of amortization or on a straight‑line basis to reflect the pattern in which the economic benefits of the intangible assets are estimated to be realized. The Company assesses the useful lives of the intangible assets, making adjustments as necessary to the remaining useful life of intangible assets and modifications to future amortization expense going forward.

Amortization expense of other intangible assets was approximately $2,574,000, $2,671,000, and $3,128,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. As of March 31, 2026, future amortization expense of other intangible assets for each of the five succeeding fiscal years is as follows:

Fiscal Years Ending
March 31

2027	$2,073,435
2028	1,572,252
2029	1,258,525
2030	1,010,607
2031	791,476

Royalty Agreement—The Company recorded royalty expense of approximately $273,000, $223,000, and $301,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Royalty expense is recorded in cost of sales in the accompanying consolidated statements of income and comprehensive income.

Income Taxes—The Company is a limited liability company and, therefore, the majority of the related results of operations are included in the determination of the taxable income or loss of its members. In the event the Company revokes the limited liability company status and elects to be taxed as a C corporation, the then existing deferred taxes of the limited liability company would be reinstated as a liability or asset of the Company with a corresponding income tax expense or benefit.

Commencing in the fiscal year ended March 31, 2023, the Company’s consolidated financial statements include the results of operations from its wholly owned subsidiary, Structa Wire Corp. (see Note 3), which is taxed as a C corporation, not as a limited liability company. The Company records income taxes related to Structa Wire Corp. in accordance with the provisions of ASC 740, Income Taxes.

Additionally, the Company applies certain provisions of the FASB’s ASC 740, Income Taxes, which require that the consolidated financial statement effects of a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The recognition and measurement guidelines are applied to the Company’s material tax positions in the consolidated financial statements; however, no amounts are recorded in the accompanying consolidated financial statements for uncertain tax positions.

Member Dividends—Each quarter, the Company remits dividends to CWBS‑MISA, Inc. and Worthington to pay taxes, of which 75 percent is remitted to CWBS‑MISA, Inc. and 25 percent is remitted to Worthington. At times, the Company may decide to distribute discretionary dividends as well.

Revenue Recognition—The Company recognizes revenue when a sales arrangement with a customer exists (e.g., executed contract agreement, receipt and acceptance of a purchase order, as well as other arrangements that are implied by customary practices and laws), a transaction price is fixed or determinable and the Company has satisfied its performance obligations per the sales arrangement. The Company’s sales arrangements generally have standard payment terms that do not exceed a year.

The Company’s revenue primarily originates from sales arrangements with a single performance obligation to deliver products to customers, whereby the Company’s performance obligation is satisfied at a point in time when control of the product is transferred to the customer per the arranged shipping terms.

The Company offers rebate agreements to certain of its customers based upon sales and purchased tons with most rebates issued quarterly or annually. Total rebate expense for the fiscal years ended March 31, 2026, 2025, and 2024, was approximately $140,235,000, $139,995,000 and $152,039,000, respectively.

The Company’s revenue is reported as net sales and is measured at the determinable transaction price, net of any variable considerations (e.g. sales discounts, rebates and other) and also net of any taxes collected from the customer and subsequently remitted to governmental authorities. The Company considers shipping and handling as activities to fulfill its performance obligation. Shipping and handling fees incurred by the Company are accounted for as cost of sales within the accompanying consolidated statements of income and comprehensive income.

Advertising—Advertising costs are expensed as incurred. Advertising expense was approximately $2,411,000, $2,563,000, and $2,756,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, and is included in selling and administrative expenses within the accompanying consolidated statements of income and comprehensive income.

Research and Development—Research and development (R&D) costs are expensed as incurred. R&D expense was approximately $1,138,000, $1,110,000, and $1,028,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, and is included in selling and administrative expenses within the accompanying consolidated statements of income and comprehensive income.

Fair Value Measurements—The Company, at times, measures certain assets and liabilities at fair value. The Company determines the fair value of these assets and liabilities based on the fair value hierarchy established in ASC 820, Fair Value Measurements and Disclosures, which requires an entity to maximize the use of observable inputs (Level 1) and minimize the use of unobservable inputs (Level 3) when measuring fair value. ASC 820 also enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The three levels of inputs that may be used to measure fair values include:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

3.
ACQUISITIONS AND EQUITY METHOD INVESTMENTS

Acquisition of Studs Unlimited, LLC—On September 30, 2024, the Company acquired certain assets and assumed certain liabilities from Studs Unlimited, LLC. The final purchase price was $6,549,624, which was net of a working capital adjustment of approximately $200,000. Acquisition-related costs of $203,000 were expensed as incurred and included in selling and administrative expenses within the accompanying consolidated statements of income and comprehensive income for the fiscal year ended March 31, 2025.

Studs Unlimited, LLC manufactures light gauge steel framing products. The addition of Studs Unlimited, LLC expands the Company’s footprint to better serve customers in Oklahoma and other surrounding states.

The assets acquired were measured and recognized based on their estimated fair value at the date of acquisition, with goodwill representing the excess of the purchase price over the fair value of the identifiable net assets. The goodwill relates primarily to the expected synergies and the value of the qualified workforce. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management using one of three valuation approaches: market, income or cost. The selection of a particular method for a given asset depends on the reliability of available data and the nature of the asset, among other considerations.

The following table represents the final purchase price allocation for the Studs Unlimited, LLC acquisition:

2025

Accounts receivable	$182,500
Inventories	855,648
Property, plant, and equipment	816,410
Operating lease right-of-use assets	1,518,756
Trade name	70,000
Customer relationships	2,810,000
Goodwill	1,815,066
Operating lease liabilities	(1,518,756)

Total final purchase price	$6,549,624

The operating results of Studs Unlimited, LLC are included in the consolidated statements of income and comprehensive income after the date of acquisition. Studs Unlimited, LLC’s goodwill is deductible for tax purposes.

Formation of and 50 percent interest in CDH Custom Roll Form, LLC—On May 1, 2019, the Company entered into certain agreements with Hadley USA, LLC to form CDH Custom Roll Form, LLC. The Company holds a 50 percent interest in CDH Custom Roll Form, LLC. The Company recorded its 50 percent investment in CDH Custom Roll Form, LLC in accordance with ASC 323, Investments—Equity Method and Joint Ventures, under the equity method of accounting. The Company does not consolidate this entity because it does not control any of the ongoing activities of this entity and does not have a controlling interest in this entity. As of March 31, 2026 and 2025, the carrying value of the Company’s investment in CDH Custom Roll Form, LLC was approximately $8,651,000 and $6,714,000, respectively, which was included in equity method investments in the accompanying consolidated balance sheets.

Acquisition of Structa Wire—On August 1, 2018, the Company simultaneously entered into certain agreements with the former 100 percent owners of Structa Wire Corp. (Structa Wire) to 1) acquire 50 percent non‑controlling interest in Structa Wire, a Canadian company located in British Columbia, 2) enter into a licensing agreement for certain intellectual property owned by Structa Wire, and 3) enter into a forward contract to acquire the remaining 50 percent interest in Structa Wire. Structa Wire manufactures high-performance welded wire products for the lath and plaster industry. The total consideration paid was $14,576,449. As of August 1, 2018, the total consideration of $10,323,774, $1,561,109 and $2,691,566 was allocated to the 50 percent interest, the licensing agreement and the forward contract, respectively, based on their estimated fair values. The Company utilized both the market approach and the income approach, which included the use of Level 3 fair value measurements, to estimate these fair values.

Prior to the September 1, 2022 acquisition of the remaining 50 percent interest in Structa Wire, the Company recorded its 50 percent investment in Structa Wire in accordance with ASC 323, Investments—Equity Method and Joint Ventures, under the equity method of accounting. The Company did not consolidate this entity because it did not control any of the ongoing activities of this entity and did not have a controlling interest in this entity. The difference between the initial carrying value of this investment and Structa Wire’s initial underlying equity in net assets was approximately $6.6 million. The basis difference primarily related to the estimated fair value of property and equipment and other identified intangible assets and was amortized on a straight‑line basis over their remaining estimated useful lives. As of August 31, 2022, just prior to the acquisition of the remaining 50 percent interest in Structa Wire, the carrying value of the investment in Structa Wire was approximately $23,018,000.

On September 1, 2022, the Company acquired the remaining 50 percent interest in Structa Wire for $28,672,470, inclusive of $21,276,818 of cash acquired. This purchase price was comprised of two parts, $13,479,623, which equaled 50 percent of the net income from Structa Wire from August 1, 2018 through September 1, 2022, plus $15,192,847.

The Company accounted for the acquisition of the remaining 50 percent interest in Structa Wire as a business combination achieved in stages in accordance with ASC 805, Business Combinations, which requires, amongst other things, 1) recognition of the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, 2) recognition of a gain related to the Company’s initial 50 percent interest in Structa Wire, and 3) recognition of goodwill for the amount in which the purchase price for the remaining 50 percent interest in Structa Wire, plus the estimated fair value of the forward contract and the fair value of the initial 50 percent interest in Structa Wire, exceeded the fair value of the identifiable assets acquired and liabilities assumed. The goodwill relates primarily to the expected synergies and the value of the qualified workforce. The fair value of identifiable intangible assets was based upon detailed valuations that use various assumptions made by management using one of three valuation approaches: market, income or cost. The selection of a particular method for a given asset depended on the reliability of available data and the nature of the asset, among other considerations. During the fiscal year ended March 31, 2024, the Company finalized its purchase price allocation, which included recording $4,394,738 of deferred tax liabilities with an offsetting increase to goodwill.

The following table represents the final purchase price allocation for the Structa Wire acquisition:

Accounts receivable	$4,327,483
Inventories	3,591,027
Prepaid expenses and other	205,131
Property and equipment	11,263,242
Trade name	1,435,724
Customer relationships	6,472,153
Intellectual property	3,919,754
Non-compete covenant	106,350
Operating lease right-of-use assets	4,491,062
Goodwill	9,262,858
Accounts payable and accrued liabilities	(5,551,907)
Deferred tax liabilities	(4,394,738)

Total final purchase price, net of $21,276,818 of cash acquired	$35,128,139

The operating results of Structa Wire are included in the consolidated statements of income and comprehensive income after the date of acquisition of September 1, 2022.

Acquisition of Strait‑Flex International, Inc.—On January 30, 2017, the Company acquired 100 percent of the stock of Strait‑Flex International, Inc. (Strait‑Flex). The purchase agreement contained a provision for contingent consideration requiring the Company to pay 2 percent of total Strait‑Flex sales over the succeeding 10‑year period to the former owner of Strait‑Flex. Initially, the Company recorded a $2,738,000 contingent consideration obligation based on the estimated fair value of the contingent consideration as of the date of acquisition. The Company granted a security interest in the property and equipment acquired to the former owner of Strait‑Flex as collateral for the obligations related to this contingent obligation. All acquisition‑related transaction costs have been expensed as incurred.

The Company recorded contingent consideration within accrued liabilities (current portion) and other long-term liabilities at its estimated fair value of $585,381 and $1,034,870 as of March 31, 2026 and 2025, respectively. The estimated fair value was based on the present value of expected cash flows, which included Level 3 fair value measurement inputs.

A reconciliation of the beginning and ending balances for the contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2026, 2025, and 2024, is as follows:

	2026	2025	2024

Balance at beginning of year—April 1	$1,034,870	$1,725,502	$1,818,214
Change in estimates included in earnings	90,756	(149,220)	457,422
Settlements	(540,245)	(541,412)	(550,134)

Balance at end of year—March 31	$585,381	$1,034,870	$1,725,502

4.
LINE OF CREDIT AGREEMENTS

The Company has an unsecured line of credit agreement with a financial institution which allows the Company to borrow up to $25 million. The agreement matures on June 30, 2026. The line bears interest determined in relation to SOFR rate plus 1.50 percent. In addition to the interest on the borrowings, the Company also pays an unused commitment fee equal to 0.25 percent each quarter on the average daily unused amount of the line of credit. This agreement is subject to certain covenants, including a minimum EBITDA covenant. At March 31, 2026, there were no outstanding borrowings on this line of credit agreement.

On April 6, 2023, the Company transitioned its financing arrangement from MISA to Marubeni-Itochu Finance Americas, LLC (MIFA), a related party. Under the financing agreement from MIFA, the Company’s financing arrangement was reduced from an uncommitted line of credit agreement of up to $100 million of borrowing capacity under its previously financing agreement with MISA to an uncommitted line of credit agreement of up to $50 million borrowing capacity until June 30, 2026. The line bears interest based on MIFA’s monthly funding cost rate, which was 4.25 percent as of March 31, 2026. As of March 31, 2026, there were no outstanding borrowings on this line of credit agreement.

5.
COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company has purchase commitments for materials and supplies incidental to the ordinary conduct of its business. Such commitments are not in excess of current market prices.

Litigation and Contingencies—The Company is party to certain legal proceedings that seek damages or injunctive relief. The Company’s management is of the opinion that the ultimate disposition of the legal proceedings will not have a material effect, if any, on the consolidated financial condition, results of operations, or cash flows of the Company.

6.
Leases

The Company leases certain properties and buildings (manufacturing facilities and office space) and equipment under various arrangements which provide the right to use the underlying asset and require lease payments for the lease term. The Company’s lease portfolio consists of operating leases which expire at various dates through the fiscal year ending March 31, 2036 and finance leases which expire at various dates through the fiscal year ending March 31, 2030. The Company’s finance leases consist of leases for equipment.

Leases were recorded in the accompanying consolidated balance sheets as follows as of March 31, 2026 and 2025:

	2026	2025

Operating lease right-of-use assets	$41,065,360	$40,684,339
Finance lease right-of-use assets included in
property, plant and equipment (net amortization
of $2,038,271 and $1,751,669, respectively)	915,261	693,818

Total right-of-use assets	$41,980,621	$41,378,157

Current operating lease liabilities	$11,352,979	$10,307,755
Long-term operating lease liabilities	30,768,954	31,717,204
Current finance lease liabilities, included	292,097	187,707
in accrued liabilities
Long-term finance lease liabilities, included
in other long-term liabilities	646,304	517,004

Total lease liabilities	$43,060,334	$42,729,670

Information related to operating leases are as follows as of March 31, 2026 and 2025:

	2026	2025

Weighted average remaining lease term	4.75 years	4.33 years
Weighted average incremental borrowing rate	3.56%	3.54%

Information related to finance leases are as follows as of March 31, 2026 and 2025:

	2026	2025

Weighted average remaining lease term	3.28 years	3.62 years
Weighted average incremental borrowing rate	3.50%	3.50%

Rent expense on operating leases longer than 1 year was approximately $12,494,000, $11,394,000, and $10,726,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Variable lease costs for the fiscal years ended March 31, 2026, 2025, and 2024, were approximately $7,760,000, $8,141,000, and $6,917,000, respectively, and were expensed as incurred. Variable lease costs primarily included common area maintenance charges, real estate taxes, insurance and annual changes in monthly rent costs mainly based on the consumer price index. Depreciation on finance leases was approximately $287,000, $250,000, and $211,000 and interest expense was approximately $36,000, $26,000, and $6,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Maturities of operating lease liabilities as of March 31, 2026, are as follows:

Fiscal Years Ending
March 31

2027	$12,634,202
2028	10,303,243
2029	8,551,972
2030	5,501,707
2031	3,241,417
Thereafter	5,663,598

Total lease payments	45,896,139

Less interest	(3,774,206)

Present value of lease liabilities, including $11,352,979 of current liabilities	$42,121,933

Maturities of finance lease liabilities as of March 31, 2026, are as follows:

Fiscal Years Ending
March 31

2027	$319,401
2028	319,401
2029	227,920
2030	116,154
2031	9,217

Total lease payments	992,093

Less interest	(53,692)

Present value of lease liabilities, including $292,097 of current liabilities	$938,401

As of March 31, 2026, the Company’s future lease obligations that have not yet commenced are immaterial.

The Company evaluates the carrying values of right‑of‑use assets for impairment by assessing recoverability based on forecasted operating cash flows on an undiscounted basis in accordance with the FASB’s ASC 360, Property, Plant, and Equipment. For the fiscal years ended March 31, 2026, 2025, and 2024, the Company determined no impairment existed.

7.
401(K) Plan

Eligible employees of the Company participate in the MISA Consolidated 401(k) Plan. The MISA Consolidated 401(k) Plan provides for a 75 percent match on an employee’s contribution up to 6 percent, for a maximum company match of 4.5 percent. Total company contributions expensed were approximately $4,847,000, $4,565,000, and $4,049,000 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

8.
RELATED‑PARTY ACTIVITIES

Summary of Related Party Transactions and Balances—A summary of related‑party transactions and balances as of March 31, 2026 and 2025 are as follows:

	2026	2025

Notes receivable from MIFA	$36,266,954	$31,230,184
Accounts payable to MISA and its affiliates	5,760,150	3,771,886
Accrued liabilities to MISA	535,001	750,824
Accrued distributions to Worthington Enterprises, Inc.	1,684,508	-
Accrued distributions to CWBS-MISA, Inc.	5,053,524	-
Operating lease right-of-use assets with a Sacks Family Trust	1,316,743	1,519,244
Operating lease liabilities-current with a Sacks Family Trust	234,831	222,763
Long-term operating lease liabilities with a Sacks Family Trust	949,911	1,147,755
Accounts receivable from CDH Custom Roll Form, LLC	693,547	2,587,877
Accounts receivable from BYLD Enterprises Inc.	1,123,817	1,306,483

A summary of related party transactions and balances for the fiscal years ended March 31, 2026, 2025, and 2024 are as follows:

	2026	2025	2024

Other expense to MISA	$-	$8,222	$5,122
Other expense to MIFA	14,722	-	-
Purchases from MISA and its affiliates	5,096,009	10,215,446	9,032,891
Payments to MISA for health insurance costs—including amounts contributed by the employees of $5,787,661, $5,112,608 and $5,038,999
for the fiscal years ended March 31, 2026, 2025, and 2024, respectively	20,360,798	20,437,316	19,701,209
Management fees incurred from MISA	500,000	500,000	500,000
Interest expense to MIFA	165,122	-	-
Interest income from MISA	-	-	39,493
Interest income from MIFA	502,074	539,836	3,399,097
Purchases from Worthington Industries, Inc. and its affiliates	-	-	18,489,465
Distributions—dividends to:
Worthington Enterprises, Inc.	30,477,590	37,303,778	108,175,449
CWBS-MISA, Inc.	91,432,769	111,911,336	324,526,345
Lease payments made to a Sacks Family Trust	481,235	456,804	454,494
Purchases from Sacks Industrial	642,770	13,247,183	10,644,751
Rental income from CDH Custom Roll Form, LLC	309,632	283,829	168,409
Revenue from CDH Custom Roll Form, LLC	1,089,420	3,221,663	1,223,773
Reimbursement for management services provided to
CDH Custom Roll Form, LLC	4,880,668	2,961,995	2,023,609
Dividends received from CDH Custom Roll Form, LLC	836,845
Purchases from CDH Custom Roll Form, LLC	2,989,110	2,992,428	3,126,742
Commission income from CDH Custom Roll Form, LLC	47,946	15,434	15,574
Revenue from BYLD Enterprises Inc.	6,900,862	571,488	-

9.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure through May 13, 2026, the date the consolidated financial statements were available to be issued, and has concluded there were no subsequent events to be reported in the Company’s consolidated financial statements.

******